1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 6, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Sets June 25 as Ex-Dividend Date

Hsinchu, Taiwan, R.O.C. – June 6, 2018 – The TSMC (NYSE: TSM) Board of Directors concluded the first meeting of the 14th Board of Directors. At the second day of the meeting today the Board of Directors:

1.	Approved capital appropriation of approximately US$2,314.6 million for purposes including: 1) Fab facility construction; 2) Expansion and upgrading of advanced technology capacity; 3) Procurement of advanced technology equipment; 4) Expansion of advanced packaging capacity; 5) Conversion of certain mature process technology capacity to specialty process capacity; 6) Third quarter 2018 R&D capital investments and sustaining capital expenditures.

2.	Approved a donation of US$5,625,000 to the University of California, Berkeley Foundation to support the establishment of a master’s program for the Management of Technology Innovation at University of California, Berkeley, and provide a dedicated Morris Chang Distinguished Chair to conduct the program.

3.	Set July 1, 2018 as the record date for common stock shareholders entitled to participate in distribution of 2017 profits in the form of cash dividend. The ex-dividend date for TSMC common shares shall be June 25, 2018. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 27 through July 1, 2018) for registration transfer.

In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 25. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be June 27. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Mr. Ganesh Sarpotdar at Citibank, N.A. (Tel: +1-212-816-6783; email: ganesh.sarpotdar@citi.com)

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com